UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41571

MariaDB plc
(Exact name of registrant as specified in its charter)

1900 McCarthy Blvd. Suite 301
Milpitas, CA 95035
(855) 562-7423
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, nominal value $0.01 per share
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Ordinary Shares, nominal value $0.01 per share: One (1)*
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share: less than 300

* On July 25, 2024, Meridian BidCo LLC (“Bidco”) acquired a total of 61,263,283 shares of MariaDB plc (the “Company” or “MariaDB”) (“MariaDB Shares”), representing 88.70% of the issued share capital of MariaDB as of July 22, 2024, pursuant to an unsolicited offer to purchase all of the issued and to be issued ordinary shares of the Company (the “Offer”). On July 26, 2024, Bidco sent compulsory acquisition notices to those MariaDB shareholders who did not accept the Offer (the “Non-Assenting Shareholders”). On August 26, 2024, MariaDB Shares held by the Non-Assenting Shareholders were acquired compulsorily by Bidco on the same terms as the Offer (the “Buy Out”). Consequently, as a result of the completion of the Offer and the Buy Out, Bidco owns all of the issued and outstanding MariaDB Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, MariaDB plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MARIADB PLC

Date: September 5, 2024	By:	/s/ Conor McCarthy
	Name:	Conor McCarthy
	Title:	Chief Financial Officer